Exhibit 99.1

Tikcro Technologies to Proceed to Distribute Net Cash to Shareholders

Tel Aviv, Israel, March 22, 2021 – Tikcro Technologies Ltd. (OTC: TIKRF) today announced that its Board of Directors has decided to take steps required to distribute the company’s net cash to its shareholders. To that end, the Board will convene a shareholders meeting to consider a resolution to voluntarily wind up the company with the goal of distributing the net cash to the shareholders.

After exploring avenues to advance its antibody program with third parties and exploring potential business combinations with operating companies, Tikcro’s board of directors has concluded that it would be in the best interests of the company’s shareholders to wind up its activities and distribute its cash, net of liabilities and expenses, to the shareholders. In order to reduce expenses, Tikcro will terminate its reporting obligations with the Securities and Exchange Commission and thereafter, notices to shareholders will be published by way of press release, website posts or direct mailings.

Under Israeli law, the shareholders of a company are authorized to approve a voluntary liquidation process, followed by the distribution of the company's remaining cash.  To commence this process, the company is required to appoint a trustee, subject to a shareholder approval, to wind down the company’s affairs. The statutory liquidation process is six months, followed by the final report of the trustee to the shareholders. Thereafter, the balance of the company’s cash, after payment of all liabilities and expenses, will be distributed to the shareholders.  Throughout the process, the trustee will explore potential monetization of the immune oncology antibody that Tikcro has developed.

As of March 22, 2021, the company’s cash balance amounted to approximately $3.8 million which will be reduced by the expenses due through this process. The balance, will be distributed to its shareholders, subject to withholding tax to the extent applicable.

About Tikcro Technologies:
Tikcro Technologies Ltd. has developed certain antibodies selected and verified in pre-clinical trials with a focus on antibodies targeting immune modulator pathways for cancer treatment. For more information, visit Tikcro’s website at www.tikcro.com.

Safe Harbor Statement
Certain of the statements contained herein may be considered forward-looking statements that involve risks and uncertainties including, but not limited to, risks related to our ability to identify a party with whom to monetize our antibody technology, obtaining the requisite shareholder approval for the recommended actions, the success of our trustee to efficiently wind down the affairs of the company, and exposure to unknown claims and unforeseen expenses and delays. Please see the risks and uncertainties set forth in the Company's SEC reports, including the Company's Form 20-F. Actual results may materially differ. We undertake no duty to update any forward-looking information.

For more information, please contact:

Investor Contact
Allison Soss
KCSA Strategic Communications
Phone: 212-896-1267
Email: asoss@kcsa.com